May 6, 2005

Mr. Rufus Decker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Form 10-K for the fiscal year ended December 31, 2004
Form 8-K filed on April 6, 2005
File No. 1-12164

Dear Mr. Decker:

     Thank you for your letter of April 6, 2005 which contains the comments of the SEC staff on the above-referenced filings. Wolverine’s response to these comments are set forth below, numbered in accordance with your letter.

     Form 10-K

1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended March 31, 2005.

Response: Within this response we will provide the Securities and Exchange Commission (the “Commission”) with supplemental information as requested and will provide in the responses information for disclosure in future filings. We will include revisions, as appropriate, in the filing of our first quarter Form 10-Q for the quarter ended April 3, 2005.

2.	Please disclose the impact on gross profit due to the translation of the Canadian dollar to the U.S. dollar in your comparison of 2004 versus 2003 operating results. Please also disclose the percentage of sales generated in your Canadian operations that are denominated in U.S. dollars. Please discuss the reasons for the decline in other foreign sales from $80,607,000 in 2003 to $52,303,000 in 2004.

Response: Gross profit in 2004 declined by approximately $2.4 million dollars due to the translation impact of the Canadian dollar to the weak U.S. dollar. Approximately 50 percent of sales from the Canadian operations are denominated in U.S. dollars. Foreign sales in 2003 were disclosed based on destination of the sale while in 2004 the foreign sales as reported were based upon origin of the sale. Consistent disclosure in 2004 would include foreign sales based upon destination of the sale in the amount of $100,313,000 rather than $52,303,000. This change reflected a modest increase in net sales and will appear in our Form 10-K for 2005.

3.	Please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Release 33-8040 and 33-8098.

Response: Critical accounting policies and estimates are discussed with the audit committee quarterly or at the time changes or revisions to, or new accounting policies or estimates are established. The Company believes that the disclosures contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) pertaining to critical accounting policies are appropriate in that it is disclosed in Critical Accounting Policies, Use of Estimates, page 27 of our most recent Form 10-K that “actual results could differ from those estimated.”

4.	Please disclose the expected increase in costs and the impact on cash flows associated with the start-up of operations at your Monterrey, Mexico facility. Please also disclose the terms of your financial covenants as well as any cross default provisions in the lines of credit. Please discuss the waivers obtained from your creditors to waive compliance with the financial covenants. Please also discuss the six amendments to the financial covenants of your credit facility since March 2002.

Response: The following disclosure pertaining to the Monterrey, Mexico facility will be included in the first quarter of 2005 Form 10-Q. “The Monterrey, Mexico facility will contribute to both earnings and cash flow in 2005. Capital spending for Monterrey was approximately $400,000 in 2004 and is forecasted to be approximately $2,300,000 in 2005.” See our response to question #15 regarding the cross default issue.

Financial covenants are disclosed in MD&A in the section Financial Agreements, page 43. The six amendments to the credit facility have been previously disclosed in periodic filings (various Form 10-Qs and Form 8-Ks) for the reporting period in which each amendment was completed. Of the six amendments, three involved changes in the financial covenants as referenced in the brief descriptions below. The Form 10-K discloses the financial covenants applicable at the time of the filing. The six amendments to the credit facility since March 2002 were as follows:

Amendment # 1. September 27, 2002. This amendment permitted the Company to enter into an interest rate swap on a portion of the Company’s fixed rate financing. The amendment was included as an Exhibit to Form 10-Q for the third quarter of 2002.

Amendment # 2. March 25, 2003. This amendment revised the EBITDA covenant. The amendment was disclosed in the first quarter of 2003 on Form 10-Q in MD&A.

Amendment # 3. September 28, 2003. This amendment adjusted the fixed charge coverage ratio and EBITDA financial covenants, and increased the maximum amount of letters of credit allowed. The amendment was disclosed in the third quarter of 2003 on Form 10-Q in MD&A and was included as an Exhibit.

Amendment # 4. March 31, 2004. This amendment extended the maturity of the facility, adjusted the fixed charge coverage ratio and EBITDA financial covenants, and increased the maximum amount of letters of credit allowed. The amendment was disclosed in the first quarter of 2004 on Form 10-Q and was included as an Exhibit. Also, a Form 8-K was filed on April 6, 2004 which contained a press release that disclosed the amendment to the credit facility.

Amendment # 5. September 27, 2004. This amendment allowed the Company to invest in the Monterrey, Mexico facility. The amendment was included as an Exhibit to Form 10-Q for the third quarter of 2004.

Amendment # 6. February 23, 2005. This amendment extended the Canadian maturity for one year and increased the availability under the credit facility to $40.0 million. This is disclosed in the Form 10-K and is included as an Exhibit to the Form 10-K.

5.	Please revise your table of contractual cash obligations to include the following:

(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swaps; and
(c) Estimated payments under your Canadian defined benefit pension plans.

Response: The table will be revised to include the items mentioned, as appropriate, in our Form 10-K filing for 2005.

6.	Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

Response: As stated above in our response to # 5, we will revise the table to include the items mentioned and any assumptions made to derive the amounts will also be disclosed.

7.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of goods sold line item.

With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	In MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as operating expenses.

Please refer to Chapter 4 of ARB 43 for additional guidance.

Response: Cost of goods sold reflects the cost of products shipped valued on a first-in, first-out basis. Costs capitalized in inventory include all charges directly and indirectly incurred to bring our products to their finished state and available for sale. These costs include, but are not limited to, raw materials, direct and indirect labor, operating supplies, depreciation, maintenance, purchasing, receiving and inspection, internal transfer cost and warehousing and distribution. Other expenses of operating the business are included in the Selling, General and Administration line item.

8.	The disclosures required by EITF 00-10 should be made. We have noted your discussion of this matter in your letter dated July 19, 2002.

Response: Wolverine classifies amounts billed to customers for shipping and handling and the related shipping costs in cost of goods sold. The gross amounts billed to customers were less than 1.5% of net sales in each of the three years ended December 31, 2004. Wolverine considered these amounts to be immaterial for reclassification or disclosure and continues to believe that this conclusion is appropriate. However, beginning in the first quarter of 2005, with the cost of shipping and handling increasing, Wolverine will include amounts billed to customers for shipping and handling in net sales.

9.	You disclose that revenues are generally recognized when title to products transfer to an unaffiliated customer and the product is shipped. Please describe the circumstances under which revenue is recognized at variance to the general policy. Tell us the amounts of such revenue recognized under the variance at the end of each quarter during each of the last two fiscal years and the interim period in the current year.

Response: Wolverine operates a distribution facility in the Netherlands. As is customary with the distribution industry in that region, revenue is recognized as goods are shipped, although title does not transfer until the goods are received. Goods are insured during transportation and payment terms begin with the invoice date. During the past two years billing from the Netherlands operation as a percentage of consolidated net sales were as follows:

Quarter	2005	2004	2003
1st	2.2%	2.2%	2.3%
2nd		2.2%	2.4%
3rd		2.6%	2.7%
4th		2.5%	2.2%

On a dollar basis, net sales from the Netherlands have ranged from $3.3 million to $5.2 million in the periods noted above.

10.	You disclosed that sales are made under normal terms. It is not clear what constitutes normal terms. We were unable to find any clarification in the description of the company’s business.

Response: We sell our products at terms and conditions customary to the markets and regions that we serve. The phrase “normal terms” is used to convey that we do not engage in installment sales, bill and hold transactions and other non-conventional terms.

11.	Your revenue recognition policy should address each of the general criteria for revenue recognition discussed in Topic 13:A of the Staff Accounting Bulletin.

Response: Wolverine believes that its revenue recognition policy addresses the four general criteria included in Topic 13:A of the Staff Accounting Bulletin.

12.	Please disclose the various methods used to determine the cost of maintenance and operating supplies inventory across your facilities. Please disclose that maintenance and operating supplies are reflected at the lower of cost or market and have future economic value. Please also supplementally tell us the respective amounts of maintenance and operating supplies purchased more than one year ago in your inventory at December 31, 2004.

Response: The cost of Wolverine’s maintenance and supplies inventories are determined using the first-in, first-out method and the average cost method. The accounting policy footnote states that inventories are stated at the lower of cost or market. This applies to all Wolverine inventories including maintenance and supplies.

Wolverine determines excess, obsolete and slow moving reserve for its maintenance and operating supplies based upon consumption rather than purchases as we believe this provides a more accurate determination of required reserves. Using this methodology, maintenance and operating supplies are stratified into three groups, Critical Spare Parts, Essential Maintenance Items and Other Maintenance and Operating Supplies.

•	Critical Spare Parts are, in most cases, machinery specific and critical to continued operation, have long lead times to acquire, and usually are of higher value. Generally, the replacement cost of Critical Spare Parts could be much greater than its original cost.

•	Essential Maintenance Items are also required to keep the equipment operating on a day-to-day basis and in most cases are also machine specific. On a unit cost basis, generally these items are not as expensive as Critical Spare Parts.

•	Other Maintenance and Operating Supplies includes all other general supplies required by our manufacturing operations.

An excess, obsolete and slowing moving reserve is determined each quarter for the Other Maintenance and Operating Supplies based comparing usage to the quantity on hand.

Critical Spare Parts and Essential Maintenance Items are carried at cost unless there is an event that would indicate an impairment of the underlying machine they are used to repair. If such an event were to occur, both the carrying cost of the underlying machine and the related Critical Spare Parts and Essential Maintenance Items would be adjusted.

13.	Please disclose your accounting and amortization policy for leasehold improvements on your leased facilities located in Shanghai, China and Monterrey, Mexico, including your accounting for rent holidays, landlord incentives, lease renewal options, and initial versus late-term improvements. Please also disclose separately, if material, the amount of leasehold improvements. Please refer to SEC Staff Letter dated February 7, 2005 for additional guidance.

Response: Wolverine’s leases for the Shanghai, China and Monterrey, Mexico facilities are accounted for as operating leases. Leasehold improvements are amortized over the initial term of the lease. Leasehold (late-term) improvements made during the term of the lease are amortized over the remaining lease term. There are no rent holidays, or landlord incentives included in these leases. Total leasehold improvements, included in the Company’s books currently, is less than $300,000, therefore disclosure of the accounting and amortization of leasehold improvements is not material.

14.	Please describe the factors that you considered in evaluating the potential impairment of goodwill for the Fabricated Products Group in 2004. Specifically address the consideration given to the decline in gross margins since the 2003 third quarter and negative or minimal cash flows from operations over the past two years. Please supplementally tell us your assumed growth rate, projected future profitability and the related assumptions, and the discount rate for the Fabricated Products Group for the 2004 and 2003 fiscal years. Please also disclose the timing of your annual goodwill impairment test. Refer to Illustration 1 in Appendix C of SFAS 142 for additional guidance on the required disclosure.

Response: While the consolidated gross margin and cash flow results of Wolverine consolidated show a decline over recent years, this was largely due to the depressed performance in Tube Products. Conversely, the Fabricated Products segment has had much better results. It was the declining results in Tube Products segment that triggered the goodwill impairment charge for Wolverine in 2003, leaving only goodwill for the Fabricated Products segment on the books at December 31, 2004. Over the last five years, Fabricated Products gross margins have remained relatively constant, with only a 1% decline ranging from 15% in 2000 to 14% in 2004. Given the seasonality of the business as described in our Form 10-K, the changes from quarter to quarter are not considered unusual and thus are not relevant to the goodwill impairment calculations.

Wolverine prepares its goodwill impairment calculation annually in the third quarter. In 2003 and 2004 we used a discount rate of 14% for both years and a long term growth rate of 5.0% and 8.8%, respectively. Our reasoning for increasing the growth rate in 2004 for purposes of evaluating the remaining goodwill on the books associated with the Fabricated Products segment was due to the significant improvement projected, and which actually occurred between 2003 and 2004 (27% growth in net sales and 16% growth in gross profit). The discount rate of 14% was developed by using an assumed specific company risk free factor of 4% plus a 10% risk factor developed for companies with a similar financial profile to that of Wolverines. As for the long term growth rates, they approximate the aggregate growth rate in Fabricated Products over the past 5 years with some forecasted improvements.

In both 2003 and 2004, using the above mentioned assumptions, the present value of the cash flows exceeded the adjusted book value of the Fabricated Products segment, thus no impairment of goodwill was necessary.

We will revise our goodwill disclosure to conform more closely to Appendix C of SFAS 142 on our next Form 10-K.

15.	Please disclose the terms of your financial covenants as well as any cross default provisions in the lines of credit. Please also disclose if your credit facility has any subjective acceleration clauses. Please also disclose the waivers obtained from your creditors to waive compliance with financial covenants as well as the various amendments to your financial covenants. If the company is in compliance with all financial covenants, disclose that fact.

Response: Wolverine believes that the disclosure pertaining to financial covenants contained in the Financing Arrangements and Debt footnote, page F-17 was appropriate. In future fillings, we will disclose that the silver consignment and forward contract agreement and credit facility have cross default provisions with each other. In 2004, no waivers of compliance with financial covenants were given. The financial covenants in the credit agreement were amended in March 2004. These amendments were properly included in our first quarter of

2004 Form 10-Q filing. The chronology of all amendments to the credit facility is contained in our response to comment # 4, above. The Company notes that that it does not have an obligation to affirmatively disclose that it is in compliance with all financial covenants. Rather, the disclosure obligation is to report if the company is not in compliance with the financial covenants of its financing agreements which triggers an event of default or acceleration as required by an item of a ’34 Act report.

16.	Please tell us the factors that you considered in classifying your debt obligations as long-term given your recurring financial covenant violations and low profitability in recent years. Please refer to EITF 86-30.

Response: Factors considered in determining the classification of our debt obligations included, the terms of the debt agreements, the compliance with covenants of the debt agreements, and the likelihood of the financial institutions accelerating the payment of the obligation. At December 31, 2004 and at the time of filing the Form 10-K for 2004, the Company was in compliance with all the covenants of its loan agreements and, under the terms of such agreements, no payments are required until March 2007. Therefore the outstanding obligations are appropriately classified as long-term.

17.	Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131. This disclosure should be consistent with the products and major markets data included in your Business section.

Response: Wolverine believes that it has complied with the provision of paragraph 37 of SFAS 131 with the disclosure of revenues by commercial products, wholesale products and rod, bar and other products. Product lines within these product categories have a similar customer base, are distributed through the same distribution channels, and also have, similar terms and conditions of sale. The referenced guidance provides for the grouping of similar products or services.

18.	Please tell us the factors that you considered in aggregating your copper alloy tube products within the commercial products segment. Please describe how these products have similar economic characteristics with the other products in the commercial segment and how they are similar with respect to each of the five criteria specified in paragraph 17 of SFAS 131.

Response: In determining whether to include copper alloy tube products within the commercial products segment we took into consideration that these products are value added and manufactured in a similar manner to other commercial products, the only difference being, the composition of the metal from which these products are made, thus the term “alloy” in the product name. These tubes are distributed through the same distribution channels and sold to the same customers as other commercial products.

19.	Please disclose the factors that contributed to the decline in net sales from $200,038,000 for the quarter ended October 3, 2004 to $177,952,000 for the quarter ended December 31, 2004. Please also discuss if the decline in sales is temporary or the start of a trend that is expected to continue in 2005.

Response: As disclosed in the MD&A of our most recent Form 10-K, “Cyclical and Seasonal Nature of Demand,” page 30, our business cycle trends down in the fourth quarter of each year. Copper prices have had an additional effect on our net sales in recent periods due to the erratic and unpredictable fluctuation of copper commodity pricing which may be continuing (see Business Section, Raw Materials, Supplies and Pricing, page 6 of our most recent Form 10-K).

     Form 8-K

20.	Please disclose the status of the strike by the employee members of the United Steelworkers of America, the main areas of disagreement and the potential impact on future operating results if a new contract is not signed prior to your next quarterly report.

Response: Wolverine will disclose in its Form 10-Q for the quarter ended April 3, 2005 to be filed by May 13, 2005, the status of the strike at the Montreal facility and the impact that the strike and or settlement thereof will have on the second quarter.

In responding to these comments, Wolverine acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its Securities and Exchange Commission filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Thomas B. Sabol

Thomas B. Sabol
Senior Vice President,
Chief Financial Officer